Exhibit 99.2

Chapter B of the Periodic Report

Directors' Report on the State of the Company's Affairs
for nine-month and three-month periods ended
September 30, 2010

We respectfully present the Directors' Report on the state of affairs of Bezeq – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together are hereinafter collectively referred to as "the Group”), for the nine- month period ended September 30, 2010 and the three-month period then ended ("Quarter").

The Directors’ Report includes a condensed review of the Company’s affairs, and it assumes that the Directors’ Report at December 31, 2009 is also available to the reader.

Commencing April 25, 2010, the financial statements of Walla! Communications Ltd. ("Walla") are consolidated in the financial statements of the Group (see Note 4B to the financial statements).

The Group has four main segments of operation in its financial statements:

1)	Domestic fixed-line communications

2)	Cellular

3)	International communications, internet and NEP services

4)	Multi-channel television

The Company has additional areas of operation which are not material to the Group's operations, and they are included in the financial statements as another business segment. These include the operation of a portal, content websites and online commercial websites (through Walla), and customer call center services.

Profit from continuing operations in the period amounted to NIS 1,868 million, compared with NIS 1,795 million in the corresponding period last year. Profit from continuing operations in the Quarter and in the corresponding quarter amounted to NIS 588 million. The results of the period and the Quarter were influenced mainly by an increase in revenues, which was partially offset by an increase in operating and general expenses, finance expenses and share in losses of equity accounted affiliates.

In the corresponding period and quarter, profit for the period included profit from an operation that was discontinued following termination of the consolidation of the financial statements of D.B.S. Satellite Services (1998) Ltd. ("DBS"). As a result, profit for the corresponding period was NIS 3,174 million, compared with NIS 1,868 million in the reporting period, and in the corresponding quarter was NIS 2,063 million compared with NIS 588 million in the present Quarter.

A. Board of Directors explanations for the state of the Company's affairs, the results of its operations, its equity,
cash flows, and other matters

1.	Financial position

A.
The Group's assets at September 30, 2010 amounted to NIS 15.25 billion, compared to NIS 14.53 billion on September 30, 2009. Of these sums, NIS 5.53 billion (about 36%) are property, plant and equipment, compared to NIS 5.46 billion (about 38%) on September 30, 2009.

The increase in assets is due mainly to an increase in the assets of the Domestic fixed-line communications segment. Additional increase resulted from consolidation of the assets of Walla with those of the Group (see Note 4B to the financial statements). The increase was moderated by a decrease in the assets of the Cellular segment and of the International communications, internet and NEP services segment, as explained below.

In the Domestic fixed-line communications segment, there was an increase of NIS 706 million in total assets, excluding investment in associates, compared with the corresponding period. The increase stemmed mainly from an increase in cash balances and in the balance of property, plant and equipment.

In the Cellular segment, assets decreased from NIS 4.90 billion on September 30, 2009 to NIS 4.85 billion at September 30, 2010. The decrease stemmed mainly from a decrease in cash balances, financial assets held for sale, and in property, plant and equipment. The decrease was partially offset by an increase in the trade receivables, mainly as a result of an increase in revenues from the sale of user equipment on installments.

In the International communications, internet and NEP services segment, total assets decreased from NIS 1,056 million on September 30, 2009 to NIS 999 million at September 30, 2010. Most of the decrease is in cash balances as a result of the distribution of dividends.  Investment in affiliates also decreased, due to the transfer of the holding in Walla. The decrease was partially offset by investments in capacity usage rights and in property, plant and equipment.

In the Multi-channel television segment, total assets increased from NIS 1,206 million on September 30, 2009 to NIS 1,260 million at September 30, 2010 mainly as a result of an increase in net investment balances in property, plant and equipment and in intangible assets.

B.
Group debt to financial institutions and debenture holders at September 30, 2010, amounted to NIS 5.73 billion, compared to NIS 4.17 billion on September 30, 2009. The increase is accounted for mainly in the Domestic fixed-line communications segment due to receipt of a bank loan (see Note 12B to the financial statements). The increase was moderated by repayment of debentures in the Domestic fixed-line communications segment and by repayment of debentures and loans in the Cellular segment.

2.	Results of operations

A.	Principal results

Condensed consolidated profit and loss data:

	Nine months ended September 30				Three months ended September 30
	2010	2009			2010	2000
	NIS millions	NIS millions	Increase (Decrease)%		NIS millions	NIS millions	Increase (Decrease)%
Continuing operations:
Revenue	8,929	8,587	342	4%	3,033	2,924	109	3.7%
Costs and expenses	6,086	6,095	(9)	(0.1)%	2,054	2,049	5	0.2%

Operating income	2,843	2,492	351	14.1%	979	875	104	11.9%
Finance expenses (income), net	87	(13)	100	-	74	16	58	362%

Profit after finance expense (income), net	2,756	2,505	251	10%	905	859	46	5.4%

Company's share in losses of affiliates	(180)	(8)	(172)	-	(71)	(12)	(59)	(492)%

Profit before income tax	2,576	2,497	79	3.2%	834	847	(13)	1.5%

Income tax	708	702	6	0.9%	246	259	(13)	5%

Profit for the period from continuing operations	1,868	1,795	73	4.1%	588	588	-	-
Profit from discontinued operations	-	1,379	(1,379)	-	-	1,475	(1,475)	-

Profit for the period	1,868	3,174	(1,306)	(41.1)%	588	2,063	(1,475)	(71.5)%

Attributed to:
Company owners	1,868	3,237	(1,369)	(42.3)%	588	2,088	(1,500)	(71.8)%
Non-controlling rights	-	(63)	63	-	-	(25)	25	-

Profit for the period	1,868	3,174	(1,306)	(41.1)%	588	2,063	(1,475)	(71.5)%

Earnings per share
Base earnings per share (NIS)
Earnings from continuing operations	0.70	0.68	0.02	2.9%	0.22	0.22	-	-
Earnings from discontinued operations	-	0.55	(0.55)	-	-	0.57	(0.57)	-
	0.70	1.23	(0.53)	(43)%	0.22	0.79	(0.57)	(72.2)%
Diluted earnings per share (NIS)
Earnings from continuing operations	0.69	0.67	0.02	3%	0.22	0.22	-	-
Earnings from discontinued operations	-	0.54	(0.54)	-	-	0.57	(0.57)	-
	0.69	1.21	(0.52)	(43)%	0.22	0.79	(0.57)	(72.2)%

Most of the increase in the Group's revenue is from the Cellular segment. In addition, group revenues increased due to the first-time consolidation of Walla and increased revenues from the International communications, internet and NEP services segment. The increase was moderated by a decrease in revenues from the Domestic fixed-line communications segment.

Depreciation and amortization expenses of the Group in the reporting period amounted to NIS 1,041 million, compared with NIS 1,109 million in the corresponding period, a decrease of about 6.1%.

The Group's depreciation and amortization expenses in the Quarter amounted to NIS 350 million, compared with NIS 361 million in the corresponding quarter, a decrease of about 3%.

The decrease stemmed from the Domestic fixed-line communications segment.

The salary expense of the Group in the reporting period amounted to NIS 1,486 million, compared with NIS 1,464 million in the corresponding period, an increase of about 1.5%.

Salary expense in the Quarter amounted to NIS 492 million, compared with NIS 475 million in the corresponding quarter, an increase of about 3.6%.

The increase in salary expense stemmed mainly from the "Other" segment, due to the first-time consolidation of Walla. Conversely, the increase was moderated in the reporting period by a decrease in the salary expense in the Domestic fixed-line communications segment.

Operating and general expenses of the Group in the reporting period amounted to NIS 3,713 million, compared with NIS 3,576 million in the corresponding period, an increase of about 3.8%.

Operating and general expenses in the Quarter amounted to NIS 1,271 million, compared with NIS 1,251 million in the corresponding quarter, an increase of about 1.6%.

The increase stemmed from a rise in the expenses of the Cellular and the International communications, internet and NEP services segments, and was moderated by a decrease in the expenses of the Domestic fixed-line communications segment.

The Group's Income from other operations, net, in the reporting period amounted to NIS 154 million, compared with NIS 54 million in the corresponding period.

Income from other operations, net, in the Quarter amounted to NIS 59 million, compared with NIS 38 million in the corresponding quarter.

The increase in the reporting period stemmed from the International communications, internet and NEP services segment, while the increase in the Quarter stemmed from the Domestic fixed-line communications segment.

Net finance expenses of the Group in the reporting period amounted to NIS 87 million, compared with NIS 13 million in the corresponding period,

In the Quarter, net finance expenses amounted to NIS 74 million, compared with NIS 16 million in the corresponding period.

The increase in net finance expenses is attributed mainly to the Domestic fixed-line communications segment and the Cellular segment.

The Group's share in the losses of equity accounted affiliates amounted to NIS 180 million in the reporting period compared with NIS 8 million in the corresponding period, and NIS 71 million in the Quarter, compared with a loss of NIS 12 million in the corresponding period.

Due to the termination of consolidation of the financial statements of DBS in the corresponding quarter, the Company's share in the losses of DBS in the amount of NIS 92 million, was classified under Discontinued operations. The balance of the increase was due to an increase in the Company's share in losses stemming from an increase in the losses of DBS in the period and the manner of their attribution among the various shareholders.

B.	Segments of operation

The breakdown of operations by segment is presented according to the Group's segments of operation:

	1-9/2010		1-9/2009		7-9/2010		7-9/2009
Revenue by segment of operations	NIS millions	% of total revenue	NIS millions	% of total revenue	NIS millions	% of total revenue	NIS millions	% of total revenue
Domestic fixed-line communications	3,934	44.1%	3,987	46.4%	1,323	43.6%	1,343	45.9%
Cellular	4,264	47.8%	3,983	46.4%	1,442	47.5%	1,372	46.9%
International communications, internet and NEP services	1,030	11.5%	984	11.5%	347	11.4%	332	11.4%
Multi-channel television	1,183	13.2%	1,140	13.3%	396	13.1%	380	13.0%
Others and offsets*	(1,482)	(16.6)%	(1,507)	(17.6)%	(475)	(15.6)%	(503)	(17.2)%
Total	8,929	100%	8,587	100%	3,033	100%	2,924	100%

* Offsets are mainly in respect of a segment that is an affiliate.

	1-9/2010		1-9/2009		7-9/2010		7-9/2009
Operating income by segment of operations	NIS millions	% of segment revenue	NIS millions	% of segment revenue	NIS millions	% of segment revenue	NIS millions	% of segment revenue
Domestic fixed-line communications	1,549	39.4%	1,362	34.2%	556	42.0%	491	36.6%
Cellular	1,040	24.4%	939	23.6%	356	24.7%	316	23.0%
International communications, internet and NEP services	255	24.8%	194	19.7%	70	20.2%	66	19.9%
Multi-channel television	138	11.7%	186	16.3%	72	18.2%	61	16.0%
Others and offsets*	(139)		(189)		(75)		(59)
Total	2,843	31.8%	2,492	29.0%	979	32.3%	875	29.9%

* Offsets are mainly in respect of a segment that is an affiliate.

Domestic fixed-line communications segment

Revenue:

Revenue in the reporting period amounted to NIS 3,934 million, compared to NIS 3,987 million in the corresponding period, a decrease of about 1.3%.

Revenues in the Quarter amounted to NIS 1,323 million compared to NIS 1,343 million in the corresponding quarter, a decrease of about 1.5%.

The decrease in the segment's revenue is due mainly to a decrease in revenue from telephony as a result of a decrease in the number of lines and in call traffic. The decrease was moderated by an increase in revenue from high-speed internet, data communication and transmission. Revenues from interconnect fees to the cellular networks also decreased compared with the corresponding period, albeit with a corresponding decrease in expenses.

Costs and expenses:

Depreciation expenses in the reporting period amounted to NIS 512 million, compared with NIS 600 million in the corresponding period, a decrease on about 14.7%.

Depreciation expenses in the Quarter amounted to NIS 171 million, compared with NIS 184 million in the corresponding quarter, a decrease of about 7.1%.

The source of this decrease is the end of depreciation of property, plant and equipment and a change in the scrap value of property, plant and equipment.

Salary expenses in the reporting period amounted to NIS 783 million compared to NIS 797 million in the corresponding period, a decrease of about 1.8%.

Salary expenses in the Quarter amounted to NIS 256 million compared to NIS 255 million in the corresponding quarter, an increase of about 0.4%.

The decrease in salary expenses in the reporting period stemmed mainly from a rise in salary attributed to investment. The decrease in the salary expense due to reduction of the number of employees in the reporting period and in the Quarter, was offset by salary increases.

Operating and general expenses in the reporting period amounted to NIS 1,187 million compared to NIS 1,282 million in the corresponding period year, a decrease of about 7.4%.

Operating and general expenses in the Quarter amounted to NIS 399 million compared to NIS 451 million in the corresponding quarter, a decrease of about 11.5%.

The decrease stemmed from a decrease in operating expenses due to the implementation of efficiency measures, a decrease in interconnect expenses to the cellular operators alongside a decrease in interconnect revenue, and a decrease in royalty expenses as a result of a 0.5% decrease in royalty rates.

Other operating income, net, in the reporting period amounted to NIS 97 million, compared to NIS 54 million in the corresponding period.

Other operating income, net, in the Quarter amounted to NIS 59 million, compared to NIS 38 million in the corresponding quarter.

The increase in this income stemmed mainly from an increase in capital gains from the sale of assets and copper, which was moderated by an increase in the early retirement severance expense.

Operating income:

Operating income in the segment in the reporting period amounted to NIS 1,549 million, compared with NIS 1,362 million in the corresponding period, an increase of about 13.7%.

Operating income in the Quarter amounted to NIS 556 million compared to NIS 491 million in the corresponding quarter, an increase of about 13.2%.

The increase in operating income stems from the changes described above in the income and expenses section.

Cellular segment

Revenue:

Segment revenue in the reporting period amounted to NIS 4,264 million compared to NIS 3,983 million in the corresponding period, an increase of about 7.1%.

Segment revenue in the Quarter amounted to NIS 1,442 million compared to NIS 1,372 million in the corresponding quarter, an increase of about 5.1%.

The segment's revenue from services in the reporting period amounted to NIS 3,405 million, compared with NIS 3,170 million in the corresponding period, an increase of 7.4%.

The segment's revenues from services in the Quarter amounted to NIS 1,159 million, compared with NIS 1,101 million in the corresponding quarter, an increase of 5.3%.

The increase in revenue from services stemmed from an increase in the number of subscribers and in ARPU, largely as a result of an increase in revenues from content services.

Revenue from the sale of terminal equipment in the reporting period amounted to NIS 859 million, compared with NIS 813 million in the corresponding period, an increase of 5.7%. This increase stemmed mainly from a rise in the prices of the terminal equipment.

Revenue from the sale of terminal equipment in the Quarter amounted to NIS 283 million, compared with NIS 271 million in the corresponding quarter, an increase of 4.4%. The increase stemmed mainly from a rise in the prices of the terminal equipment, and was partially offset by a decline in the quantity of sales.

Costs and expenses:

Depreciation and amortization expenses in the reporting period amounted to NIS 447 million compared to NIS 446 million in the corresponding period last year, an increase of approximately 0.2%.

Depreciation expenses in the Quarter amounted to NIS 149 million compared to NIS 156 million in the corresponding quarter, a decrease of approximately 4.5%.

Salary expense in the reporting period amounted to NIS 443 million compared to NIS 447 million in the corresponding period last year, an increase of approximately 0.9%.

Salary expense in the Quarter amounted to NIS 143 million compared to NIS 148 million in the corresponding quarter, a decrease of approximately 3.4%.

Operating and general expenses in the reporting period amounted to NIS 2,334 million compared to NIS 2,151 million in the corresponding period, an increase of approximately 8.5%. The increase in these expenses stemmed mainly from a rise in the costs of services along with an increase in rent and site maintenance expense, an increase in the expense for doubtful and bad debts, and an increase in the cost of terminal equipment due mainly to the rise in its prices.

Operating and general expenses in the Quarter amounted to NIS 794 million compared to NIS 753 million in the corresponding quarter, an increase of about 5.4%. The increase in these expenses in the Quarter stemmed mainly from a rise in the costs of services (mainly call completion and roaming fees) and an increase of NIS 26 million  in the royalty expense following a court decision (see Note 5F to the financial statements). The increase was moderated by a decrease in advertising costs.

Operating income:

The segment's operating income in the reporting period amounted to NIS 1,040 million compared to NIS 939 million in the corresponding period, an increase of approximately 10.8%.

Operating income in the Quarter amounted to NIS 356 million compared to NIS 316 million in the corresponding quarter, an increase of approximately 12.7%.

The improvement in operating income is due to the changes described above in the expenses and revenues sections.

International communications, internet and NEP services

Revenue:

Segment revenue in the reporting period amounted to NIS 1,030 million compared to NIS 984 million in the corresponding period, an increase of about 4.7%.

Segment revenue in the Quarter amounted to NIS 347 million compared to NIS 332 million in the corresponding quarter, an increase of approximately 4.5%.

The increase in revenue in the reporting period stemmed mainly from growth in integration (IT and communications solutions for businesses) and Data activities, as well as from call transfers between carriers around the world. Conversely, revenue from outgoing call minutes decreased, due to the decline in traffic volume and a decrease in revenue from incoming traffic minutes.

Costs and expenses:

Depreciation expenses in the reporting period amounted to NIS 70 million compared to NIS 62 million in the corresponding period, an increase of about 12.9%.

Depreciation expenses in the Quarter amounted to NIS 23 million compared to NIS 21 million in the corresponding quarter, an increase of about 9.5%.

The increase in depreciation stemmed mainly from the amortization of rights to use capacity, development costs and subscriber acquisition costs.

Salary expense in the reporting period amounted to NIS 187 million compared to NIS 181 million in the corresponding period, an increase of about 3.3%.

Salary expense in the Quarter amounted to NIS 61 million compared to NIS 58 million in the corresponding quarter, an increase of about 5.2%.

Operating and general expenses in the reporting period amounted to NIS 581 million compared to NIS 547 million in the corresponding period, an increase of about 6.2%.

Operating and general expenses in the Quarter amounted to NIS 198 million compared to NIS 187 million in the corresponding quarter, an increase of about 5.9%.

The increase in these expenses corresponds to the increase in the segment's revenue.

Income from other operations, net, in the reporting period includes a capital gain of NIS 57.4 million from the revaluation of holdings at Walla following the assumption of control (see Note 4B to the financial statements).

Operating income:

Operating income in the segment in the reporting period amounted to NIS 255 million compared to NIS 194 million in the corresponding period, an increase of about 31%.

Operating income in the Quarter amounted to NIS 70 million compared to NIS 66 million in the corresponding quarter, an increase of about 6.1%.

The improvement in operating income is due to the changes described above in the expense and revenue sections.

Multi-channel television (stated by the equity method)

Revenue:

Segment revenue in the reporting period amounted to NIS 1,183 million compared to NIS 1,140 million in the corresponding period, an increase of about 3.8%.

Revenue in the Quarter amounted to NIS 396 million compared to NIS 380 million in the corresponding quarter, an increase of about 4.2%.

The increase in revenue is due to an increase in revenue from premium channels and a rise in advanced product consumption.

Costs and expenses:

Cost of sales in the reporting period amounted to NIS 842 million, compared with NIS 776 million in the corresponding period, an increase of about 8.5%. The increase stems mainly from a provision for copyright to AKUM (see Note 4A(3) to the financial statements), and from an increase in depreciation.

The cost of sales in the Quarter amounted to NIS 259 million, compared with NIS 262 million n the corresponding quarter, a decrease of about 1.1%.

Sales, marketing, administrative and general expenses in the reporting period amounted to NIS 203 million, compared with NIS 179 million in the corresponding period, an increase of about 13.4%. Most of the increase stemmed from high marketing expenses in the first quarter of 2010.

Sales, marketing, administrative and general expenses in the Quarter amounted to NIS 65 million, compared with NIS 58 in the corresponding quarter, and increase of about 12.1%.

Operating income:

Operating income in the reporting period amounted to NIS 138 million compared to NIS 186 million in the corresponding period, a decrease of about 25.8%.

Operating income in the Quarter amounted to NIS 72 million compared with NIS 61 million in the corresponding quarter, an increase of about 18%.

The changes in operating income stem mainly from changes described above in the expense and revenue sections.

C.	Finance expenses, net

The Group’s net finance expenses in the reporting period amounted to NIS 87 million compared to net finance income of NIS 13 million in the corresponding period. Net finance expenses in the Quarter amounted to NIS 74 million, compared with NIS 16 million in the corresponding quarter. The change in net finance expenses stems mainly from the Domestic fixed-line communications segment, due largely to a decrease in income from hedging transactions on the CPI as a result of a decrease in the balance of those transactions, and from a decrease in finance income from shareholder loans to DBS and in increase in credit at fixed and variable shekel interest. Conversely, linkage and interest expenses in respect of debentures have declined, due to a fall in the rate of rise in the CPI and a decrease in total liabilities.

Furthermore, part of the increase stemmed from the Cellular segment, due to interest and linkage of NIS 49 million in respect of a court decision on royalties (see Note 5F to the financial statements), which was partially offset by a decrease in loan valuation expenses.

D.	Income tax

The Group's tax expense in the reporting period amounted to NIS 708 million, representing about 27.5% of profit before taxes, compared to NIS 702 million in the corresponding period, which represented about 28.1% of profit before taxes. The decrease in the rate of the tax expense out of profit before income taxes is due to a reduction in the tax rate compared with the corresponding period.

3.	Equity

Equity attributed to the owners of the Company at September 30, 2010 amounted to NIS 4.71 billion, accounting for 30.9% of the total balance sheet, compared with NIS 6.16 billion and 42.4% of the balance sheet on September 30, 2009. The decrease in equity stems from the distribution of a dividend of NIS 3.7 billion, which was partially offset by the Group's profit.

4.	Cash flow

Consolidated cash flow for the nine-month and three-month periods ended September 30, 2009, include cash flows from DBS operations until August 20, 2009. The consolidated cash flow for the reporting period and the Quarter to not include those operations.

Consolidated cash flow from operating activities in the reporting period amounted to NIS 2,948 million, compared with NIS 3,130 million in the corresponding period, a decrease of NIS 182 million.  Most of the decrease stemmed from termination of the consolidation of the financial statements of DBS (in the corresponding period, the cash flow of DBS from operating activities, amounting to NIS 260 million,  was included).

In addition, cash flow from operating activities in the Cellular segment and in the Domestic fixed-line communications segment increased, but was moderated by a decrease in the cash flow from operating activities in the International communications, internet and NEP services segment.

Consolidated cash flow from operating activities in the Quarter amounted to NIS 1,166 million, compared with NIS 1,097 million in the corresponding quarter, an increase of NIS 69 million. The increase stemmed from the Domestic fixed-line communications segment, mainly as a result of timing differences in payments to suppliers. The increase was partially offset by termination of the consolidation of the financial statements of DBS (in the corresponding quarter, the cash flow of DBS from operating activities, amounting to NIS 76 million,  was included).

Cash flow from operating activities is one of the sources of financing the Group's investments. In the reporting period, the Group invested NIS 907 million in the development of communications infrastructure and NIS 234 million in intangible assets and deferred expenses, compared with an investment of NIS 1,125 million and NIS 247 million, respectively, in the corresponding period. In the Quarter, NIS 115 million were used for business combinations in the purchase of shares of Coral Tel Ltd. (operator of the Yad2 website), in addition to NIS 30 million, net, in the prior quarter for the purchase of Walla shares. Conversely, net proceeds of NIS 90 million were received from the sale of financial assets held for sale, compared with an investment of NIS 134 million in the corresponding quarter.

In the reporting period, the Group repaid net debts and paid interest in a total amount of NIS 1,318 million, of which NIS 687 million of debentures, NIS 433 million of loans and NIS 192 million of interest payments. In comparison, in the corresponding period the Group repaid net debt and paid interest in a total amount of NIS 1,096 million. In the same period, the Group received NIS 2,670 million of long- term loans, and NIS 21 million in proceeds from the exercise of employee stock options, and in comparison with receipt of NIS 400 million of loans, NIS 48 million of short-term credit and NIS 117 million in proceeds from the exercise of employee stock options in the corresponding quarter. Most of the cash flow used for finance activity is from the Domestic fixed-line communications segment.

A dividend of NIS 2,453 million was paid in the reporting period, compared with a dividend of NIS 792 million in the corresponding period.

The average of long-term liabilities to financial institutions and debenture-holders in the reporting period was NIS 4,684 million.

The average of supplier credit in the reporting period was NIS 1,018 million, and the average short-term customer credit was NIS 2,619 million. Average long-term customer credit was NIS 833 million.

The Group's working capital deficit at September 30, 2010 amounted to NIS 675 million, and of the Company, NIS 1,759 million, compared with NIS 313 million and NIS 1,338 million, respectively, on September 30, 2009. The increase in the working capital deficit stems mainly from an increase in financial and other short-term financial liabilities, which was largely offset by an increase in the cash balances.

The Board of Directors of the Company reviewed the projected cash flow of the Company, including sources of credit and the options for raising it, and determined that the deficit in working capital does not pose a liquidity problem for the Company.

The above is forward-looking information based on the Company's assessments. Actual results might differ substantially from those assessments if a change occurs in one of the factors that were taken into account in making them.

5.	Board of Directors remarks concerning market risks – exposure and management

A.
Further to the description in the Directors' Report for 2009, hedging transactions against market risks relating to exposure to changes in exchange rates and in the CPI, partially reduced this exposure.

B.
During 2010, the Company raised NIS 2.6 billion of debt by means of loans from Israeli banks, of which NIS 400 million was against early repayment of bank loans raised in March 2009, as described in Note 12B to the financial statements. As a result, the asset surplus exposed to changes in nominal shekel interest on December 31, 2009, decreased by NIS 1,324 million. In addition, during the reporting period the Company hedged copper prices in a net amount of 640 tons at a total net financial value of USD 5.1 million. Other than that, the sensitivity analyses for the fair value and effect of the change in the market prices on the fair value of on or off-balance-sheet balances for which there are firm agreements at September 30, 2010, do not differ substantially from the December 31, 2009 report.

C.
The linkage bases report at September 30, 2010 is not substantially different from the December 31, 2009 report, with the exception of the decrease in CPI-linked liabilities amounting to NIS 324 million, mainly due to repayment of NIS 759 of debentures. The decrease was moderated mainly by a rise in other current liabilities.

B.  Corporate Governance

Disclosure regarding the process for approval of the Company's financial statements

The Company body responsible for oversight is the Board of Directors. The Board of Directors of the Company appointed the Financial Statements Review Committee, whose mandate and composition are described in the 2009 Directors’ Report (the committee was formerly called the Balance-Sheet Committee).

The financial statements were discussed by the Financial Statements Review Committee and submitted to the Board of Directors for approval. The following officers attended the board discussion: Board members – Shlomo Rodav, Shaul Elovitz, Or Elovitz, Orna Elovitz-Peled, Aryeh Saban, Felix Cohen, Eldad Ben-Moshe, Rami Nomkin, Yehuda Porat, Eliahu Holzman, Yitzchak Idelman and Mordechai Keret. In addition, the following officers attended: Avraham Gabbay – CEO, Alan Gelman – CFO and Deputy CEO, and Amir Nachlieli – General Counsel. Representatives of the Company's auditors, Somekh Chaikin, also participated in the discussion.

C.  Disclosure in connection with the Company's financial reporting

1.	Critical accounting estimates

Preparation of the financial statements according to international accounting standards (IFRSs) requires management to make assessments and estimates that influence the reported values of assets, liabilities, income and expenses, and disclosure relating to contingent assets and liabilities. Management bases its estimates and assessments on past experience and on valuations, opinions and other factors which it believes are relevant in the circumstances. Actual results can differ from these assessments on different assumptions and in different conditions. Information on the principal matters of uncertainty in critical assessments and judgments in the application of the accounting policy, is provided in the annual financial statements. We believe that these assessments and estimates are critical since any change in them and in the assumptions behind them has the potential to materially affect the financial statements.

2.
In their letter to the shareholders to the Company, the auditors drew attention to the material amounts for which claims have been filed against the Group, which cannot yet be assessed or in respect of which the exposure cannot be calculated.

D.  Details relating to series of debt certificates

Below are the relevant data at September 30, 2010:

		Debentures Series 4	Debentures Series 5
A	Par value	NIS 300,000,000 (1)	NIS 2,386,967,000
B	Par value revalued at the report date (CPI-linked)	NIS 348,469,937	2,772,620,799 (2)
C	Accrued interest	NIS 5,575,519	48,982,967
D	Fair value	NIS 363,810,000	3,167,505,209
E	Stock exchange value	NIS 363,810,000	3,167,505,209

(1) On June 1, 2010, NIS 300,000,000 par value was repaid.

(2) Of which, NIS 1,022 million is held by a wholly-owned subsidiary.

On May 27, 2010, the Company received notification from Standard & Poor's Maalot, rating the Company and its debentures at AA+, confirming the present rating and removing it from CreditWatch with negative outlook. The rating forecast is stable.

We thank the managers of the Group companies, its employees and the shareholders.

Shlomo Rodav Chairman of the Board	Avraham Gabbay CEO